EXHIBIT 22.4
Dear Fellow Shareholders:
           Despite challenging economic conditions throughout the year in both the U.S. and Australia, Barbeques Galore posted record sales for fiscal 2001, as the Company’s expansion program continued in the U.S. with ten store openings in new and existing markets.

          Barbeques Galore continues to be the only specialty retail chain devoted to the sale of barbecues, fireside products and related accessories, operating on two continents. We offer the largest assortment of barbecue grills and smokers, including four proprietary labels: Turbo, Capt’n Cook, Cook-On and BarB-Chef. These four brands are assembled in our own state-of-the-art-manufacturing plants. Our wide selection of products also includes cooking islands, barbecue-related accessories and food products, a selection of Omaha Steaks products, and fireplaces, gas logs and related accessories. In addition, our Australia-based stores carry outdoor furniture and camping equipment.

          Of prime importance to Barbeques Galore, is the superior customer service it provides. Our knowledgeable sales associates undergo extensive training to ensure the best possible service, which includes deep products, as well as barbecuing knowledge, plus delivery, assembly, after-service, product satisfaction and price guarantees. Providing consumers with a “one-stop” shopping experience for barbecue and hearth products, the Company enjoys over 90 percent consumer awareness in Australia as a household name. An with an estimated U.S. market of $4 million annually, considerable long-term growth opportunities exist through our strategic U.S. expansion program.

          The Company posted sales of $172.4 million for the fiscal year ended January 31, 2001, up to 4.4 percent from the previous record of $165.0 million last year. We were particularly delighted with the growth sustained in the U.S. market, where net sales rose 18.6 percent to $93.4 million from $78.8 million last year. Same store sales advanced 6.4 percent for the year. In Australia, net sales in U.S. dollars amounted to $79.0 million for fiscal 2001, compared with $86.3 million a year ago. Demonstrating the effect of the Australian/U.S. currency exchange rate, net sales in Australian dollars actually rose 5.0 percent to A$140.0 million from A$133.3 million, with sale stores sales growth increasing 1.4 percent at our Australian locations.

          A Goods and Services Tax was introduced in Australia on July 1, 2000 and the previously applied wholesale sales tax was abolished. In order to make proper comparisons of sales, we have removed the wholesale sales tax on Australian sales from the February through June 2000 sales and the sales for July 2000 through January 2001 do not include the Goods and Service Tax.

          The waning consumer confidence experienced in the U.S. and Australia throughout fiscal 2001, resulted in a considerable shift in our product mix to more price-sensitive items, which in turn, adversely affected margins. The Company’s gross margin fell slightly to 32.2 percent from 33.1 percent, and operating income amounted to $5.2 million, versus $7.5 million in fiscal 2000. Net income for the year amounted to $2.5 million, or $0.52 per diluted share, compared with $4.0 million, or $0.87 per diluted share, last year. In Australian dollars, net income totaled A$4.5 million, or A$0.96 per diluted share, compared with A$6.2 million, or A$1.234 diluted share, last year.

          The average exchange rate between the Australian dollar and the U.S. dollar for the year ended January 31, 2001 was A$1 = US$0.5694, representing a 12% decline in the Australian dollar from the previous year, when A$1 = US$0.6474.

          Soft retail sales in Australia following the Olympics, along with higher fuel costs and the introduction of an Australian Goods and Services Tax in July 2000, impacted the Company’s performance for the year. As previously reported, a Goods and Services Tax was introduced in Australia in July 2000, replacing the previously applied wholesale sales tax.

          During fiscal 2001, the Company strengthened its presence in existing geographic markets in the U.S. with eight new stores: Dublin, Fresno, Milpitas and Santa Rosa built up our market in Northern California; Studio City and La Mesa reinforced our cluster of stores in Southern California; Frisco, Texas, represented the seventh store in the Dallas Metroplex; and South Las Vegas gave the Company three stores in the greater Las Vegas area. Excellent consumer reception to our newer stores in existing markets, reinforces the strength of our unique retailing concept.

          In addition, Barbeques Galore successfully entered the new market of Southeast Florida, with store openings in Coral Springs and Plantation. We are pleased with the performances of these two new stores, which form a strong foundation for further penetration in the area. We also opened a new distribution center in Charlotte, North Carolina that will anchor the Company’s eastern stores and help to enhance operational efficiencies.

          Our Omaha Steaks store-within-a-store program in a growing number of stores in the U.S., is assisting to drive additional customer traffic to our stores on a more frequent basis. These stores are staffed by dedicated Omaha Steaks personnel and have substantially expanded freezer space for a broader product selection. Moreover, Omaha Steaks maintains its own local marketing efforts with regular, targeted mailings every three weeks. We are working to further expand our relationship with Omaha Steaks and roll out the program in more of our new stores, as well as in existing locations.

          Building for the long term has always been the focus of Barbeques Galore. Proceeding into fiscal 2002, adverse economic conditions and low consumer confidence will continue to impact our performance and restrain immediate growth priorities. However, prudent expansion in the U.S. will continue to be a key long term growth strategy, particularly in proven, existing markets. We will take a cautious approach to new store openings, monitoring market conditions very carefully and being particularly mindful of the need for implementing stringent cost and inventory controls throughout the Company. We also will give serious consideration to closing those few stores not performing to Company expectations.

          We are currently committed to four new store openings in fiscal 2002 in established markets, the first of which already opened in Cupertino, California, south of San Francisco, increasing our penetration to eight stores in the Bay Area. We have also refurbished two of our older U.S. stores and relocated one store. In addition, we plan to continue our program of adding new, related products, including an expansion of fireside products.

          The Company now owns and operates 65 stores in the United States and 35 stores in Australia. We also have 11 franchised stores in the United States and 49 licensed stores in Australia.

          Despite current economic concerns in both the U.S. and Australia, we are confident in the Company’s prospects for the long term. Reiterating that confidence, our Board of Directors initiated a repurchase program in March of 2001 to repurchase up to 450,000 Barbeques Galore American Depositary Receipts (ADRs). To date, the Company has repurchased 265,000 of its ADRs.

          We have worked diligently to build a solid foundation upon which to grow and weather challenging economic cycles. We also have created a strong competitive advantage with our wide product selection and vertically integrated manufacturing operations that provide added operational margins. Our senior management team, which owns approximately 40 percent of the equity in the Company, is unified in working together to achieve the Company’s main objective of enhancing shareholder value.

          On behalf of the Board of Directors and the entire management team, we extend our deepest gratitude to our employees worldwide for their dedicated service, to our customers for their loyalty and to our shareholders for their continued support.

Sincerely,

/s/ SAM LINZ Sam Linz Chairman of the Board	/s/ ROBERT GAVSHON Robert Gavshon Executive Deputy Chairman	/s/ SYDNEY SELATI Sydney Selati President, Barbeques Galore USA

May 28, 2001